November 27, 2006	Marina Remennik
marina.remennik@hellerehrman.com
via EDGAR and Federal Express	Direct +1.650.324.7096
Direct Fax +1.650.324.6073
Main +1.650.324.7000
Fax +1.650.324.0638

11767-0036

Ms. Lesli Sheppard
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE, Mail Stop 7010
Washington, D.C.  20549

RE:                           Rotonics Manufacturing Inc.
Preliminary Proxy Statement on Schedule 14A, amendment number 1
Filed November 6, 2006
File No. 001-09429

Schedule 13E-3 filed November 6, 2006
File No. 5-41743

Form 10-K for fiscal year ended June 30, 2006
File No. 001-09429

Dear Ms. Sheppard:

On behalf of Rotonics Manufacturing Inc. (“RMI”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated November 16, 2006 in connection with the above-referenced Proxy Statement on Schedule 14A (the “Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”).  RMI is concurrently filing an Amendment No. 2 to the Proxy (the “Proxy Amendment”) and an Amendment No. 2 to the Schedule 13E-3 (the “13E-3 Amendment”, together with the Proxy Amendment referred to as the “Amendments”).

For your convenience, we are sending a copy of this letter and the Amendments in the traditional, non-EDGAR format.  In addition, please find enclosed a letter from Mr. Sherman McKinniss, RMI’s Chief Executive Officer, acknowledging on behalf of RMI certain items that the Staff requested RMI to acknowledge in connection with the Proxy and the Schedule 13E-3 filings.

Each response below is preceded by the comment in the Staff’s letter to which it relates.  The pages references correspond to the page numbers in the hard copy of the Amendments submitted to the Staff.

Schedule 14 A

General

1.                                       We note your reference to “Confidential For Use of the Commission Only” at the top of your response letter. Please be advised that it is not appropriate to request such

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confidential treatment for your entire response letter. In addition, a request for confidential treatment cannot be granted if the information has already been filed on EDGAR as correspondence, without any redaction of the portion you would like to keep confidential. Therefore no such request will be granted.

RMI has complied with the Staff’s request by removing the reference to “Confidential For Use of the Commission Only” from this response letter.

2.                                       We note your response to comment 5 of our letter dated October 25, 2006. Please revise your letter to stockholders to disclose that Mr. McKinniss also determined that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of RMI stock.

RMI has complied with the Staff’s request by revising the letter to stockholders to disclose that Mr. McKinniss also determined that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of RMI stock.

Interests of RMI’s Directors and Officers in the Merger, page 6

3.                                       We note your response to comment 11 of our letter dated October 25, 2006. Please be sure to update your disclosure if Mr. McKinniss has reached a decision about appointments to the Board.

RMI notes the Staff’s comments and confirms that it will update the disclosure if Mr. McKinniss reaches a decision about appointments to the Board.

Background of the Merger, page 12

4.                                       In the fifth paragraph on page 12, we note your indication that Mr. Berman assumed an acquisition price of $3.10 in providing Spell Capital with summary data. Revise to elaborate upon how Mr. Berman determined to use this amount in preparing such data.

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

5.                                       In the sixth paragraph on page 12, please revise to explain in more detail concerning Spell Capital’s proposal to require that Mr. McKinniss participate in the transaction. For example, disclose the reasons Spell Capital provided for making this proposal and the reasons that the Board and the Special Committee agreed to this aspect of the proposal.

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

6.                                       We note your response to comment 30 of our letter dated October 25, 2006. Please revise to further clarify the strategic alternatives considered by the company and why it rejected these alternatives. Please be sure to specify each alternative in your revised proxy statement. For example, state, if true, that the company considered remaining a public company but rejected that alternative due to the reasons enumerated in the first paragraph. As another example, state, if true, whether the company considered any type of transaction other than an acquisition. Please be sure to clarify this point as a separate matter with respect Mr. McKinniss and the alternatives that he considered and rejected.

RMI has complied with the Staff’s request by revising disclosure on pages 12, 16, 18 and 19 of the Proxy Amendment.

7.                                       In your disclosure on page 15 concerning the August 16, 2006 special meeting of the Board, please revise describe in more detail what counsel reviewed with the Board concerning its fiduciary obligations.

RMI has complied with the Staff’s request by providing additional disclosure on page 15 of the Proxy Amendment.

Reasons for the Recommendation of the Special Committee and the Board of Directors, page 15
Implied Value of Consideration to be Received by Sherman McKinniss, page 16

8.                                       We note your response to comment 35 of our letter dated October 25, 2006. Please revise your disclosure to acknowledge that the high end of the range of values arrived at under both the discounted cash flow and market approach analyses exceeded the implied enterprise value but that the merger consideration was at the high end of both value ranges and, as you indicate, supported a determined of fairness from a financial point of view.

RMI has complied with the Staff’s request by providing additional disclosure on page 16 of the Proxy Amendment.

9.                                     We note your response to comment 36 of our letter dated October 25, 2006. Please revise to disclose your response in your revised proxy statement.

RMI has complied with the Staff’ s request by providing additional disclosure on page 18 of the Proxy Amendment.

Position of Mr. McKinniss as to the Fairness of the Merger, page 19
Substantive Factors, page 19

10.                                 We note that you have revised your disclosure here to address comment 33 of our letter dated October 25, 2006. It does not appear, however, that you address the recent purchase activity of the company in the context of the fairness of the transaction. Please revise to discuss, consistent with Instruction 2(vi) of Item 1014 of Regulation M-A.

RMI has complied with the Staff’s request by providing additional disclosure on page 19 of the Proxy Amendment.

Procedural Factors, page 20

11.                                 We note your response to comment 38 of our letter dated October 25, 2006. Please revise further to disclose Mr. McKinniss’ determination with respect to the fact that the vote of a majority of unaffiliated stockholders is not required to approve the merger.

RMI has complied with the Staff’s request by providing additional disclosure on page 20 of the Proxy Amendment.

Factors Not Considered; Relative Weight Not Assigned to Factors Considered, page 20

12.                                 You indicate here that “Mr. McKinniss has not relied on any report, opinion or appraisal in determining the fairness of the transaction to the Company’s stockholders, but he does not disagrees [sic] with the conclusion expressed by Duff & Phelps...” This disclosure would appear to be inconsistent with the preceding disclosure on page 19 where Mr. McKinniss adopts the analysis of Duff & Phelps. Please revise.

RMI has complied with the Staff’s request by revising disclosure on pages 20-21 of the Proxy Amendment.

13.                                 On page 21, you indicate that Mr. McKinniss “did not consider the net book value or liquidation value of RMI to be a material factor in determining the fairness of the transaction to the Company’s unaffiliated stockholders because he believed such values would be less than the merger consideration.” Please revise to provide the basis for his belief.

RMI has complied with the Staff’s request by providing additional disclosure on page 21 of the Proxy Amendment.

Opinion of Financial Advisor to the Special Committee, Page 21

14.                               Please disclose your response to comments 45 and 46 of our letter dated October 25, 2006 in your revised proxy statement, as well as the financial projections you provided supplementally.

RMI has complied with the Staff’ s request by revising disclosure on pages 25 and 27 of the Proxy Amendment, and by including the financial projections on pages 21-22 of the Proxy Amendment.

15.                               We note your response to comment 47 of our letter dated October 25, 2006. Please revise to explain how this language limits the special committee’s use of the Duff & Phelps opinion. In addition, please confirm to us that this limitation does not limit the use of the Duff & Phelps opinion and your proxy materials with respect to stockholder reliance on these materials.

RMI confirms that Duff & Phelps opinion was for the sole use of the special committee and further confirms to the Staff that this limitation does not limit the special committee’s use of the opinion or the stockholders reliance on the proxy materials.

Discounted Cash Flow Analysis, page 25

16.                                 Please disclose your response to comment 48 of our letter dated October 25, 2006 in your revised proxy statement. For example, we note your response that Duff & Phelps “used the capital asset pricing model, as well as estimates of debt and equity costs for RMI in conjunction with its existing capital structure.” Please also use quantification in your revised disclosure.

RMI has complied with the Staff’s request by revising disclosure on page 27 of the Proxy Amendment.

Comparable Public Company Analysis, page 25

17.                               Please disclose your response to comment 49 of our letter dated October 25, 2006 in your revised proxy statement and clarify that Duff & Phelps did not exclude any of the 11 companies named in this section.

RMI has complied with the Staff’s request by revising disclosure on page 27 of the Proxy Amendment to confirm that the eleven companies in the comparable public company analysis were not excluded from Duff & Phelps’ analysis.

Earnings to Fixed Charges, page 47

18.                               Please revise to present this information in accordance with the requirements set forth in Item 503(d) of Regulation S-K which requires you to disclose the ratio of earnings to fixed charges for each of the last five fiscal years and the latest interim period for which financial statements are presented in the document.

RMI has complied with the Staff’s request by providing additional disclosure on page 49 of the Proxy Amendment.

Merger Financing, page 36

19.                               We note your revised disclosure in response to comment 55 of our letter dated October 25, 2006 and your indication that Holding anticipates the receipt of approximately $10 million of equity capital from Spell Capital Partners Fund III, LP and Spell Capital Partners Fund III for Qualified Purchasers, LP. Please advise us as to the manner in which these parties are obligated to provide these funds. For example, are these funds subject to a capital call or is there a binding agreement in place to finance this payment?

RMI has complied with the Staff’s request by providing additional disclosure on page    of the Proxy Amendment.  The Proxy Amendment, under the caption “Private Equity Fund Equity,” has been revised to disclose that the limited partners of the Spell Funds are contractually obligated to deliver their respective capital commitments upon receipt of not less than 30 days’ prior notice from the Funds’ general partner.  In addition, as stated in the Proxy Amendment, it is anticipated that a portion of the $10 million in equity capital required to finance the merger will come from other investors who will enter into binding subscription agreements with Holding.

Conditions to Completing the Merger, page 59

20.                               Please disclose your response to comment 60 of our letter dated October 25, 2006 in your revised proxy statement.

RMI has complied with the Staff’s request by providing additional disclosure on page 63 of the Proxy Amendment.

Incorporation by Reference, page 69

21.                               We note your response to comment 61 of our letter dated October 25, 2006. Please disclose in your next amendment that you will deliver a copy of the Annual Report on Form 10-K with the proxy statement.

RMI has complied with the Staff’s request by revising disclosure on page 71 of the Proxy Amendment.

22.                               As you will deliver a copy of the Annual Report on Form 10-K, please advise us as to your basis for forward incorporation by reference. Alternatively, please delete this section and provide appropriate disclosures.

RMI has complied with the Staff’s request by revising disclosure on page 71 of the Proxy Amendment.

Schedule 13e-3
Item 16. Material to be Filed as Exhibits

23.                               We note your response to comment 64 of our letter dated October 25, 2006. Please file a copy of the fairness analysis presented by Duff & Phelps on August 11th.

RMI respectfully notes that a draft of the Duff & Phelps’ analysis was sent to the Special Committee on Friday, August 11th, so that the committee members have sufficient time to review it before August 14th presentation.  Therefore, except for the change in date, there were no other changes between the analysis dated August 11 and August 14th.  In response to the Staff’s comment, RMI revised disclosure on page 14 of the Proxy Amendment.

24.                               We note your response to comment 65 of our letter dated October 25, 2006. Please file as an exhibit the Summary of Indicative Terms of Senior and Mezzanine Credit Facilities or any other commitment letter the parties may have entered into with Wells Fargo. Please revise to disclose in your revised proxy statement that Spell Capital has entered into these financing agreements with Wells Fargo Bank. In addition, please revise to disclose the second to last sentence of your response.

RMI has complied with the Staff’s request by providing the additional disclosure on page 39 of the Proxy Amendment.  In addition, RMI has filed as an exhibit to its Schedule 13E-3 the Wells Fargo Summary of Indicative Terms of Senior and Mezzanine Credit Facilities.

* * *

We appreciate the efforts of the Staff to assist RMI in resolving the above comments.  Please contact the undersigned at (650) 324-7096 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ Marina Remennik

Marina Remennik

cc:           Mr. Sherman McKinniss

November 27, 2006

Confidential For Use of the Commission Only

via EDGAR and Federal Express

Lesli Sheppard
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE, Mail Stop 7010
Washington, D.C.  20549

RE:                           Rotonics Manufacturing Inc.
Preliminary Proxy Statement on Schedule 14A filed September 28, 2006
File No. 001-09429

Schedule 13E-3 filed September 28, 2006
File No. 5-41743

Form 10-K for fiscal year ended June 30, 2006
File No. 001-09429

Dear Ms. Sheppard:

On behalf of Rotonics Manufacturing Inc. (“RMI”) and as requested by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated October 25, 2006 related to the filing of the above-referenced Proxy Statement on Schedule 14A (the “Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”), RMI hereby acknowledges the following:

•                                          RMI is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          RMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the efforts of the Staff to assist RMI in connection with the above referenced filing.

Sincerely,

/s/ Sherman McKinniss

Sherman McKinniss
Chief Executive Officer